April 10, 2007

Candace Kendle, PharmD
Chairman, CEO and Principal Executive Officer
Kendle International, Inc.
441Vine Street, 1200 Rod Carew Tower
Cincinnati, Ohio 45202

> **Re: Kendle International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed on March 16, 2007**
> **File No. 000-23019**

Dear Dr. Kendle:

We have limited our review of your filing to the issues we have addressed in our comments.   In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 20

1. While you have identified certain critical accounting estimates, you appear to have omitted any further discussion of the variability associated with these estimates. Your disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, except revenue recognition which is addressed in the following comments, please describe in

disclosure-type format the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Also, explain your basis for concluding that the uncertainties in accounting for stock-based compensation did not warrant disclosure as a critical accounting estimate. Refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003.

Revenue Recognition

2. Your contracts are "generally fixed price with some variable components." Please provide in disclosure-type format an expanded discussion and quantification of the terms governing your contracts, particularly the variable terms governing contracts with your large customers, and your process for determining net service revenues. Include the following information.

   - Describe the methods and key assumptions for determining "contract value." Quantify the impact of changes in your estimate of "contract value" for each period presented and the reasonably likely impact of corresponding changes in future periods.
   - Describe the primary terms governing your contracts, particularly those with large customers. In particular, discuss and quantify pricing arrangements (e.g. fixed, variable or contingent fees), termination provisions, contract fee payment schedules and associated milestone events, contract duration, and provisions linking contracts with the same customer.
   - Describe how variations in your utilization of billable employees and outside contractors impacts your realization of additional contract fees for cost overruns or out of scope activities
   - You recognize revenue as "professional fee income or gross revenue less fees and associated reimbursements." If material, quantify the fees and reimbursements deducted from gross service revenue and direct costs for each period presented.

3. You disclose that net service revenues are calculated using a percentage-of-completion method based on assumptions regarding the estimated total costs for each contract. Costs are incurred on each project and compared to the estimated budgeted costs to determine a percentage of completion on the project, which is then multiplied by total contract value to determine the amount of revenue recognized. It appears that an output-based approach is the appropriate model to estimate performance under the contract rather than using an input measure, such as cost. Please explain to us in disclosure-type format why using an input measure rather than an output measure is appropriate. In your explanation, describe the relationship between costs incurred and performance of services under the contract.

4. If you believe that input measures are a reasonable substitute for output measures, please provide in disclosure-type format an expanded discussion and quantification of your process for determining direct costs and estimating total contract costs. Include the following information.

- Quantify the adjustments to revenues resulting from revisions to total estimated contract costs for each period presented and the reasonably likely impact of these changes in estimate on future revenues and income from operations.
- Quantify the components of direct costs and explain material changes for each period presented.
- Direct costs include compensation for "project–related associates" and an allocation of indirect costs. Describe the process for assigning associates and allocating indirect costs to each project. Include a discussion of the frequency and magnitude of changes in the allocation of these resources. If material, quantify the related impact on operating results for each period presented.
- You state that "because of the uncertainties inherent in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change." Provide an expanded discussion of the factors that could lead to a material change in estimated costs. Quantify the reasonably likely impact of these changes in estimate on future revenues and income from operations.
- Describe the factors that you consider in determining that estimated total contract costs less direct contract costs incurred to date represent the reasonably likely measure to fulfill your remaining contractual obligations.
- Quantify the degree to which you expect the historical relationship between direct costs and service revenues to change in future periods. Describe those operating factors that are reasonably likely to affect this financial measure.

Long-Lived Assets

5. In 2006, you recorded an impairment of $8.2 million on a $15 million intangible asset related to a single customer relationship. Also, you revised your assessment of this intangible asset from one having an indefinite life to one having a finite life of 23 years. Please explain in disclosure-type format the following:

- The nature of the customer relationship intangible acquired.
- The factors that you considered in determining that this intangible asset had an indefinite life on the date of acquisition.
- How you the determined the fair value of this asset to calculate the impairment charge.
- The factors considered in determining the useful life of 23 years for this asset.

- Clarify the amortization method used for this intangible asset and how this method reflects the pattern in which economic benefits of this intangible asset are consumed.

Quantitative and Qualitative Disclosures about Market Risk, page 23

6. Your disclosure about foreign currency and interest rate risk do not appear to meet the requirements of Item 305 of Regulation S-K. Please provide the following in disclosure-type format:

- Quantitative disclosures about each market risk using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K.
- Qualitative information describing your primary market risk disclosures within each category, as required by Rule 305(b) (i) of Regulation S-K. Also, discuss any changes in either your primary market risk exposures in the current year or how you managed these exposures compared to the conditions existing in the prior year, and any known trends expected in the future. See Rule 305(b)(iii) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant